      EXHIBIT 99.16

Mercator Minerals Ltd.
Consolidated Financial Statements
March 31, 2010 and 2009
(Stated in US Dollars)
(Unaudited)

Consolidated Balance Sheets	2
Consolidated Statements of Operations and Comprehensive Loss and Deficit	3
Consolidated Statements of Cash Flows	4
Notes to the Consolidated Financial Statements	5-23

The interim consolidated financial statements of Mercator Minerals Ltd. consisting of the interim consolidated balance sheets as at March 31, 2010 and the interim consolidated statements of operations and deficit and the interim consolidated statements of cash flows for the three-month periods ended March 31, 2010 and 2009 are the responsibility of the Company’s management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent auditors of the Company. The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

Mercator Minerals Ltd.
Consolidated Interim Balance Sheets
 (Stated in Thousands of US Dollars)
(Unaudited)

	March 31, 2010	December 31, 2009
Current Assets
Cash and cash equivalents	$57,644	$62,185
Accounts receivable	6,650	7,622
Marketable securities	505	299
Income taxes refundable	6,969	5,608
Prepaid expenses	1,115	1,011
Inventories (Note 4)	14,198	15,343
Total Current Assets	87,081	92,068

Property, plant and equipment (Note 7)	280,388	273,963
Inventories (Note 4)	5,494	5,895
Future income tax asset	1,068	1,068
Land reclamation bond (Note 6)	1,331	1,324
Environmental bond (Note 5)	2,140	2,134
Total Assets	$377,502	$376,452

Current Liabilities
Accounts payable and accrued liabilities	$26,305	$17,897
Current portion - equipment loans (Note 12)	3,040	3,220
Current portion - Notes Payable (Note 11)	30,000	30,000
Total Current Liabilities	59,345	51,117
Long Term Liabilities
Equipment loans (Note 12)	3,603	4,438
Asset retirement obligation (Note 13)	2,558	2,513
Future income tax liability	1,811	208
Deferred Revenue - (Note 14)	41,350	41,608
Notes Payable - Secured Notes (Note 11)	85,024	84,387
Total Liabilities	193,690	184,271

Shareholders' equity
Share Capital (Note 9)
Authorized - Unlimited common shares, no par value
Issued - 194,820,495 (2009 – 193,704,778) common shares	214,118	213,063
Contributed Surplus (Note 10)	37,151	35,228
Deficit	(67,457)	(56,110)
Total Shareholders' Equity	183,812	192,181
Total Liabilities and Shareholders' Equity	$377,502	$376,452

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements

Mercator Minerals Ltd.
Consolidated Interim Statements of Operations And Deficit
(Stated in US Dollars)
(Unaudited)

	Three Months Ended
	March 31, 2010	March 31, 2009
Revenue	$23,883	$6,342
Copper sales	13,091	$5,808
Molybdenum sales	10,214	387
Silver sales	539	137
Sale of landscaping materials	39	11
	23,883	6,342

Costs and expenses
Freight, smelting & refining	4,878	1,534
Mining and processing	19,110	8,860
Administration includes stock based compensation of $1,924 (2009 - $590) (Note 10)	4,660	1,985
Exploration and development	-	459
Amortization of property, plant and equipment	2,750	35
Accretion of asset retirement obligation (Note 13)	45	45
Interest on long-term liabilities	3,566	3,449
Accretion of long-term note discount (Note 11)	637	622
	35,646	16,988
Loss from operations	(11,763)	(10,645)
Finance issuance cost (Note 10)	-	-
Gain (loss) on sale of assets	-	-
Interest income	26	64
Unrealized gain (loss) on marketable securities (Note 17(a))	206	(70)
Foreign exchange gain (loss)	(22)	(0)
Net loss before taxes	(11,553)	(10,652)
Income taxes (recovery)
Current	-	-
Future	-	-
	-	-
Net loss and comprehensive loss for the period	(11,553)	(10,652)

Deficit, beginning of period	(56,110)	(38,529)
Deficit, end of period	$(67,663)	$(49,181)

Loss per share – basic and diluted	($0.06)	($0.11)
Weighted average shares outstanding - basic and diluted	194,820,495	97,408,916

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Mercator Minerals Ltd.
Consolidated Interim Statements of Cash Flows
(Stated in US Dollars)
(Unaudited)

	Three months ended
	March 31, 2010	March 31, 2009
Cash provided by (used in)
Operating activities
Net loss for the period	$(11,553)	$(10,652)
Adjustments to reconcile net loss to cash from operating activities
Amortization of property, plant and equipment	2,750	459
Accretion of long-term note discount	637	622
Accretion of asset retirement obligation	45	45
Stock-based compensation	1,924	550
Future income taxes	-	-
Loss (gain) on sale of assets		-
Unrealized loss on marketable securities	206	70
Change in assets and liabilities
Accounts receivable	972	(409)
Income taxes refundable		-
Prepaid expenses	(104)	(678)
Inventories	1,546	1 ,038
Income taxes payable	(1,361)	453
Accounts payable and accrued liabilities	6,848	356
	1,910	(8,146)
Financing activities
Deferred revenue	(258)	(93)
Proceeds from issuance of shares, net of share issuance costs	1,055	17,586
Net proceeds interest liability repayment	-	124
Equipment loan repayment	(1,015)	(781)
Equipment loan financing		-
	(218)	16,836
Investing activities
Acquisition of property, plant and equipment	(6,425)	(7,155)
Acquisition of marketable securities	-	-
Environmental bond and reclamation deposits	(13)	(63)
	(6,438)	(7,218)

Increase (decrease) in cash and cash equivalents	(4,747)	1,472
Cash and cash equivalents, beginning of period	62,185	3,007
Cash and cash equivalents, end of period	$57,438	$4,479

Supplemental Information
Interest Paid	$3,566	$3,449
Income Taxes Paid	$-	$(462)

Non cash investing and financing activity - Shares issued for net assets of Stingray Copper Inc. (Note 3)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
(Unaudited)
Three months ended March 31, 2009 and 2008

Interim Financial Statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements.

The interim financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the applicable Canadian Securities Commissions and Regulatory Authorities. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These statements reflect all adjustments, consisting of normal recurring adjustments, which in the opinion of management, are necessary for fair presentation of the information contained therein. It is suggested that these interim financial statements be read in conjunction with the audited financial statements of the Company for the years ended December 31, 2009 and 2008 included in the Company’s Annual Report.

Results of operations for the interim periods are not necessarily indicative of annual results.

1.	Nature of Business

Mercator Minerals Ltd. (the “Company”) and its indirectly wholly-owned subsidiary Mineral Park Inc. are engaged in the exploration, development and extraction of copper in Mohave County, Arizona, USA and in the business of exploring, developing and mining resource properties. Copper extraction and sales commenced upon the acquisition of Mineral Park Inc. (“Mineral Park”) in 2003 and as of January 15, 2005, commenced commercial production from its solvent extraction electro-winning operations.

On January 12, 2007, the Company incorporated Mercator Mineral Park Holdings Ltd. (“Mercator Holdings”) as a wholly-owned subsidiary under the laws of the Province of British Columbia.

Effective January 15, 2007, the Company completed the transfer of the shares of Mineral Park to Mercator Holdings.  As a result, the Company indirectly owns, and Mercator Holdings directly owns, 100% of the issued and outstanding shares of Mineral Park, a private company incorporated under the laws of the State of Delaware which owns a 100% interest in the Mineral Park Mine located in Kingman, Arizona.

On March 10, 2008, the Company incorporated Mercator Minerals (Barbados) Ltd. (“Mercator Barbados”) as a wholly-owned subsidiary under the laws of Barbados.

Effective June 23, 2008, the Company closed an agreement with an affiliate of Silver Wheaton Corp. (“Silver Wheaton”) for the sale of the life-of-mine silver production from Mercator's Mineral Park copper/molybdenum mine. Under the agreement, Silver Wheaton’s affiliate made an up-front payment of $42 million in cash to Mercator Barbados. Upon delivery of the silver, Silver Wheaton will then also pay Mercator Barbados in cash the lesser of the silver spot price or $3.90 per ounce of silver (escalated by 1% per annum starting in the fourth year of silver production).

The up-front payment is accounted for as deferred revenue, and will be recognized as sales revenue on the basis of the proportion of settlements during the period to expected total settlements.

On December 21, 2009, the Company acquired the net assets of Stingray Copper Inc. which includes a copper exploration project in Northern Mexico (see Note 3).

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
(Unaudited)
Three months ended March 31, 2010 and 2009

As of November, 2008, the Company’s principal asset, the Mineral Park Mine, began commission of the mill processing facility for production of copper and molyddenum concentrates. The recoverability of the Company’s inventory and long-term assets are dependent upon its ability to continue profitable operations.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its property interests and refinance debt, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. The Company expects that revenues from production and external financing will finance the operation of the Company. Accordingly, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all, at that future date.

2.	Changes in Accounting Policies

a)	Accounting Policies Implemented Effective January 1, 2009

i.      Amendments to Section 3862, Financial Instruments – Disclosures

In July, 2009, the CICA approved amendments to section 3862, Financial Instruments – Disclosures. The amendments require additional fair value disclosure for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making fair value assessments, as follows:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company adopted the requirements of amendments to Section 3862 in its December 31, 2009 consolidated financial statements (note 17).

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
(Unaudited)
Three months ended March 31, 2010 and 2009

2.	Changes in Accounting Policies – continued

ii.	HB 3064 – Goodwill

Effective January 1, 2009, the Company adopted the new CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-Operating Period”, was withdrawn. The adoption of this standard did not have any impact on the Company’s consolidated financial statements.

iii.	HB 1000 – Financial Statement Concepts

Effective January 1, 2009 the Company adopted the new CICA Handbook Section 1000, “Financial Statement Concepts”, which has been amended to focus on the capitalization of costs that meet the definition of an asset and de-emphasizes the matching principle. The adoption of this standard did not have any impact on the Company’s consolidated financial statements.

b)	Recently Released Canadian Accounting Standards

The following new CICA accounting standard has been issued by the CICA but not yet adopted by the Company. This standard will become effective for the Company on January 1, 2010. The Company is currently assessing the impact of this new accounting standard along with the impact the adoption of International Financial Reporting Standards will have on its consolidated financial statements.

i.	Business Combinations – Section 1582

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non Controlling Interests.  Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements.  Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non controlling interests in consolidated financial statements subsequent to a business combination.  These standards are effective January 1, 2011.  Early adoption of the Sections is permitted.  If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

ii.	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
(Unaudited)
Three months ended March 31, 2010 and 2009

3.	Acquisition of Stingray Copper Inc.

On December 21, 2009, the Company completed an acquisition of Stingray Copper Inc. (“Stingray”) pursuant to a signed plan of arrangement. Stingray’s 100% indirectly owned exploration property called El Pilar is a copper exploration project situated in Northern Mexico and is the principal asset of Stingray. Upon closing of the transaction the Company acquired 100% of the shares of Stingray. As consideration, the Company issued 0.25 Mercator shares to each Stingray shareholder in exchange for 1 Stingray common share. In addition all outstanding Stingray options have been exchanged for Mercator options to purchase 0.25 of one Mercator share in lieu of one Stingray option. As a result 15,138,955 common shares and 933,750 stock options of the Company were issued upon completion of the arrangement. The common shares were valued based on the closing stock price of the Company’s shares on the transaction date. The stock options were valued on the completion date of the arrangement using the Black-Scholes option pricing model using the Company’s historical prices and the following weighted average assumptions (i) risk-free interest rate of 1.47%, (ii) expected volatility of 121.41%, (iii) expected life of  1.42 years, and (iv) a dividend yield of Nil.

The Company has not early adopted HB Section 1582 and thus the resulting transaction was not accounted for as a business combination. The transaction was accounted for under EIC-124 as an asset purchase for accounting purposes with the final purchase price allocated as follows:

Purchase Price:
15,138,955 common shares issued	$32,549
933,750 stock options issued	729
Transaction costs	1,796
$35,074

Net assets acquired:
Cash	$11,630
A/R	289
PP&E	79
Mineral properties	27,968
Accounts payable	(76)
FIT Liability	(4,816)
$35,074

4.	Inventories

	March 31, 2010	December 31, 2009
Ore on Leach Pad	$10,566	$11,336
In-process inventory	185	1,402
Concentrate invento	7,416	7,066
Supplies	1,526	1,434
	19,692	21,237
Ore on pad inventory	(5,494)	(5,895)
Current portion inve	$14,198	$15,343

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
(Unaudited)
Three months ended March 31, 2010 and 2009

5.	Environmental Bond

The Aquifer Protection Permit and underlying bond (“APP Bond”) is a requirement by the State of Arizona.  The Mineral Park Mine is required to fund the bond as a contingency against any damage to the aquifer that might ensue as a result of mining operations which may exceed the amount provided for in the financial statements. Actual amounts payable may ultimately exceed the amount provided for in these financial statements. This bond represented a trust fund balance of $920,000 at the time of the Company’s acquisition of the Mineral Park Mine and requires quarterly deposits of $33,000 until the fund reaches a value of $2,100,000. At March 31, 2010 the fund totals $2,140,122 (December 31, 2009 - $2,134,211) of which the entire amount is restricted.

6.	Land Reclamation Bond

The State of Arizona has approved a bonding liability requirement of $1,324,000. The Company has satisfied this State bonding requirement with an irrevocable letter of credit issued by the Bank. The letter of credit is collateralized by cash on deposit with a bank in the amount of $1,330,618 at March 31, 2010 (December 31, 2009 - $1,324,000). $1,324,000 of this balance is restricted and not available to the Company for working capital needs.

7.	Property Plant and Equipment

	March 31, 2010			December 31, 2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Buildings & Real Estate	$1,646	$-	$1,646	$1,646	$-	$1,646
Mineral Properties	29,152	-	29,152	29,152	-	29,152
Auto & Office Equipment	1,358	693	665	1,358	567	791
Mining Equipment	24,477	6,094	18,383	23,767	4,988	18,779
Piping & Tanks	368	206	162	368	169	199
Leach Pad Construction	412	132	280	412	108	304
Lab Equipment	69	28	41	69	23	46
SX-EW Plant	1,301	349	952	1,301	286	1,015
Mill Phase I	208,378	7,652		208,378	6,263	202,115
Capital Projects	31,346	-	31,346	24,524	-	24,524
	$298,507	$15,154	$82,626	$290,975	$12,404	$278,571

8.	Net Proceeds Interest

On June 24, 2003, the Company completed the acquisition of all the outstanding shares of Mineral Park Inc. pursuant to an original agreement dated May 29, 2000, and amended and restated February 8, 2003 with Equatorial Mining North American Inc. (“EMNA”) (the “Acquisition Agreement”). Under the terms of the Acquisition Agreement, the Company acquired all the issued and outstanding common shares of Mineral Park Inc. for consideration of 4,612,175 common shares at a price of CDN$0.15 per common share. Under the Acquisition Agreement, $2,753,000 will be reimbursed to the vendor by an unsecured net proceeds interest (“NPI”) in the Mineral Park Mine. The NPI liability is calculated each quarter and equals cumulative revenue less cumulative cash operating expenses, as defined in the NPI agreement, then, multiplied by 5%. On the acquisition date, the Company recognized $568,152 of the NPI representing the excess of net assets over the common share purchase price. Any NPI paid or accrued in excess of the $568,152 amount are recognized as a mineral property cost.  As at March 31, 2010, $1,457,332 (December 31, 2009 - $1,457,332) of the $2,753,000 contingent consideration has been paid to EMNA and an additional $Nil (December 31, 2009 - $Nil) has been accrued. Of these amounts paid and accrued to March 31, 2010, $889,180 (December 31,

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
(Unaudited)
Three months ended March 31, 2010 and 2009

2009 - $889,180) has been recognized as a mineral property cost and in 2007 $568,152 was recognized as a reduction of the previously accrued NPI liability.

9.	Share Capital

Authorized

Unlimited Common Shares without par value

i.	Issued

Issued Common Shares	March 31, 2010		December 31, 2009
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	193,704,778	$213,063	74,805,417	$58,134
Transfer from contributed surplus on excerise of options – opening	-	-	-	-
Adjusted Balance, beginning of year	193,704,778	213,063	74,805,417	58,134
Shares issued pursuant to financings	-	-	99,310,963	129,518
Exercise of warrants	796,250	863	3,423,840	2,646
Exercise of stock options	319,467	193	1,025,603	533
Shares issued on Stingray acquisition	-	-	15,138,955	32,549
Fair value of warrants issued from private placements	-	(1)	-	(5,732)
Share issuance costs	-		-	(7,672)
Transfer from contributed surplus on exercise of options	-		-	2,494
Transfer from contributed surplus on exercise of options	-		-	593
Balance, end of period	194,820,495	$214,118	193,704,778	$213,063

In prior years the Company did not transfer amounts from contributed surplus to share capital on exercise of stock options.   In the current year the Company recorded the transfer from contributed surplus to share capital upon the exercise of stock options on retrospective basis.

On January 29, 2009 the Company sold to a syndicate of underwriters, 33,349,425 units (each a “Unit”), of which 4,349,925 Units were issued pursuant to the exercise in full of the over-allotment option granted to the underwriters, to raise gross proceeds of $19,044,377 (CDN$23,344,597). Net proceeds from this transaction were $17,836,159 (CDN$21,863,564). Each Unit was comprised of one common share (the “Common Shares”) and one-half of one common share purchase warrant (the “Warrants”). Each Warrant entitles the holder to purchase one additional Common Share of the Company at a price of CDN$1.00 per share for four years after closing. No value was assigned to the share purchase warrants granted in connection with the private placement and thus all proceeds were credited to share capital.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
(Unaudited)
Three months ended March 31, 2010 and 2009

9.	Share Capital - continued

i.	Issued - continued

The agents received a cash commission of 6% of the gross proceeds of the financing. The agents also received 2,000,965 agent’s warrants. Each agent’s warrant, upon exercise, will entitle the holder to acquire one common share at an exercise price of CDN$0.70 per common share for a period of 24 months from the date of issue.

The agent’s warrants were valued on the closing date of the financing using the Black-Scholes option pricing model using the Company’s historical prices and the following assumptions (i) risk-free interest rate of 1.40%, (ii) expected volatility of 127.4%, (iii) expected life of 2 years, and (iv) a dividend yield of Nil. The value of the agent warrants of $571,381 was charged as commission against share capital as share issuance costs (see below) with a corresponding credit to contributed surplus.

The cash commission, agent’s warrants and other transaction costs related to the financing, in the amount of $1,399,305 (CDN$1,715,096), have been offset against the gross proceeds received.

On May 5, 2009 the Company sold to a syndicate of underwriters, 35,000,000 common shares (each a “Share”), of which 4,565,217 Shares  were issued pursuant to the exercise in full of the over-allotment option granted to the underwriters, to raise gross proceeds of CDN$40,250,000 ($34,623,453). Net proceeds from this transaction were $32,286,907 (CDN$37,533,750).

The agents received a cash commission of 6% of the gross proceeds of the financing. The agents also received 2,275,000 agent’s warrants. Each agent’s warrant, upon exercise, will entitle the holder to acquire one common share at an exercise price of CDN$1.15 per common share for a period of 24 months from the date of issue.

The agent’s warrants were valued on the closing date of the financing using the Black-Scholes option pricing model using the Company’s historical prices and the following assumptions (i) risk-free interest rate of 1.01%, (ii) expected volatility of 136.5%, (iii) expected life of 2 years, and (iv) a dividend yield of Nil. The value of the agent warrants of $3,075,941 was charged as commission against share capital as share issuance costs with a corresponding credit to contributed surplus.

The cash commission, agent’s warrants and other transaction costs related to the financing, in the amount of $2,595,016 (CDN$3,014,708), have been offset against the gross proceeds received.

On September 17, 2009 the Company sold to a syndicate of underwriters, 30,961,538 common shares (each a “Share”), of which 4,038,461 Shares  were issued pursuant to the exercise in full of the over-allotment option granted to the underwriters, to raise gross proceeds of $75,850,319 (CDN$80,499,999) . Net proceeds from this transaction were $72,571,324 (CDN$77,019,999).

The agents received a cash commission of 4% of the gross proceeds of the financing. The agents also received 1,238,461 agent’s warrants. Each agent’s warrant, upon exercise, will entitle the holder to acquire one common share at an exercise price of CDN$2.60 per common share for a period of 24 months from the date of issue.

The agent’s warrants were valued on the closing date of the financing using the Black-Scholes option pricing model using the Company’s historical prices and the following assumptions (i) risk-free interest rate of 1.29%, (ii) expected volatility of 131.5%, (iii) expected life of 2 years, and (iv) a dividend yield of Nil. The value of the agent warrants of $2,084,408 (CDN$2,284,934) was charged as commission against share capital as share issuance costs with a corresponding credit to contributed surplus.

The cash commission, agent’s warrants and other transaction costs related to the financing, in the amount of $3,678,114 (CDN$3,913,113), have been offset against the gross proceeds received.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
(Unaudited)
Three months ended March 31, 2010 and 2009

9.	Share Capital - continued

i.	Issued - continued

On December 21, 2009, the Company completed the acquisition of Stingray Copper Inc., by way of Plan of Arrangement, and issued 15,138,955 common shares (See Note 3).

ii.	Warrants

The following table summarizes the number of fully exercisable warrant transactions as at March 31, 2010:

	Number	Weighted Average Exercise Price ($Cdn)
Balance, January 1, 2010	24,761,548	$1.77
Broker Warrants exercised	(796,250)	$1.15
Balance, December 31, 2009	23,965,298	$1.87

The following is a summary of common share purchase warrants outstanding and exercisable as at March 31, 2010:

Number	Exercise Price $Cdn	Expiry Date
5,996,250	$ 4.00	February 16, 2012
16,673,712	1.00	January 29, 2013
56,875	1.15	May 5, 2011
1,238,461	2.60	September 17, 2011
23,965,298

iii.	Options

The Company has a Stock Option Plan (“the Plan”) for directors, officers and employees. Under this Plan the aggregate number of common shares which may be subject to issuance pursuant to options granted under the Plan shall in aggregate not exceed 10% of the total number of shares issued and outstanding as at the date of grant.  The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued. Options granted must be exercised no later than 10 years after the date of the grant or such lesser periods as regulations require. All options are subject to vesting restrictions as implemented by the directors. The exercise price is the fair market value of the Company’s common shares at the grant date. The maximum number of common shares to be issued under the Plan reserved for issuance as at March 31, 2010, was 14,647,377 (December 31, 2009 - 14,647,377).

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
(Unaudited)
Three months ended March 31, 2010 and 2009

9.	Share Capital - continued

iii.	Options - continued

Under the Plan, an Optionee may, rather than exercise any Option to which the Optionee is then entitled pursuant to the Plan, elect to terminate such Option, in whole or in part, and, in lieu of purchasing the Optioned Shares to which the Option, or part thereof, so terminated relates, elect to exercise the right to receive that number of Optioned Shares, disregarding fractions, which, when multiplied by the Weighted Average Market Price, has a value equal to the product of the number of Optioned Shares to which the Option, or part thereof, so terminated relates, multiplied by the difference between the Weighted Average Market Price determined as of the day immediately preceding the date of termination of such Option, or part thereof, and the Option Price per share of the Optioned Shares to which the Option, or part thereof, so terminated relates, less any amount (which amount may be withheld in Optioned Shares) required to be withheld on account of income taxes, which withheld income taxes will be remitted by the Company.

The following table summarizes for the period presented the number of stock option transactions and the weighted average exercise prices thereof:

	Number of Options	Weighted Average Exercise Price ($CDN)
Outstanding at January 1, 2010	12,484,750	$1.78
Granted*	825,000	2.46
Exercised**	(319,467)	0.63
Cancelled/Forfeited**	(167,033)	2.00
Outstanding at March 31, 2010	12,823,250	2.72
Exercisable at December 31, 2009	8,463,000	$3.10

*
The weighted average fair value of options granted during the three month period ended March 31, 2010 was CDN$2.46 (2009 - CDN$0.38) equivalent to $2.35 (2009 – $0.31) based on the Black-Scholes option pricing model using weighted average assumptions, as described in Note 10.

**
A total of 184,500 (2009 - Nil) shares were issued to directors, officers and employees on the exercise of options for cash consideration and 134,967 (2009 - Nil) shares were issued to directors, officers and employees on exercise by way of a cashless stock option exercise. In conjunction with the exercise of these options using the cashless option provisions 140,033 (2009 - Nil) options were cancelled.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
(Unaudited)
Three months ended March 31, 2010 and 2009

9.	Share Capital - continued

iii.	Options - continued

A summary of the stock options exercisable and outstanding at March 31, 2010 was as follows:

Issued Date	Number	Exercise Price $CDN	Expiry Date	Exercisable
October 18, 2005	101,133	0.85	October 18, 2010	101,133
January 4, 2006	40,000	0.98	January 4, 2011	40,000
January 4, 2006	100,000	1.00	January 4, 2011	100,000
January 11, 2006	306,667	1.00	January 11, 2011	306,667
May 19, 2006	350,000	2.09	May 19, 2011	350,000
August 28, 2006	240,000	2.14	August 28, 2011	240,000
February 21, 2007	1,872,700	3.30	February 21, 2012	1,872,700
March 15, 2007	1,100,000	3.10	March 15, 2012	1,100,000
July 28, 2007	100,000	8.02	July 28, 2012	100,000
November 22, 2007	378,500	8.75	November 22, 2012	378,500
January 2, 2008	7,000	9.07	January 2, 2013	7,000
April 2, 2008	25,000	10.44	April 2, 2013	25,000
June 13, 2008	25,000	11.10	June 13, 2013	25,000
July 25, 2008	25,000	8.45	July 25, 2013	25,000
August 19, 2008	150,000	7.20	August 19, 2013	75,000
October 8, 2008	578,000	2.15	October 8, 2013	305,500
February 23, 2009	275,000	0.385	February 19, 2014	275,000
May 2, 2009	2,610,500	1.65	May 2, 2014	1,057,750
June 14, 2008	50,000	1.65	June 14, 2014	25,000
October 5, 2009	80,000	2.74	October 5, 2014	45,000
December 23, 2009	2,650,000	2.27	December 23, 2014	1,075,000
January 4, 2010	600,000	2.48	January 4, 2015	300,000
February 5, 2010	225,000	2.41	February 5, 2015	–
	11,889,500			7,529,250

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
(Unaudited)
Three months ended March 31, 2010 and 2009

9.	Share Capital - continued

iii.	Options - continued

Weighted average assumptions used in calculating compensation expense in respect of options granted were as follows:

	2010	2009

Risk-free interest rate	2.75%	1.99%

Dividend yield	nil	nil
Expected volatility factor of the expected	113%	99%

Weighted average expected life of the options (months)	60	60

In addition, in connection with the completion of the acquisition of Stingray (Note 3), all of the outstanding stock options to purchase shares in Stingray were exchanged for options ("Converted Mercator Options") to purchase 0.25 of one Mercator Share in lieu of one Stingray Share for the same period and on the same terms and conditions as the original Stingray Option, except to the extent that such Converted Mercator Option will expire on the earlier of the expiry date for such option and one year after the completion of the acquisition of Stingray.

A summary of the Converted Mercator Options exercisable and outstanding at March 31, 2010 is as follows:

Number	Exercise Price $CDN	Expiry Date	Exercisable
68,750	3.20	December 21, 2010	68,750
412,500	4.80	December 21, 2010	412,500
131,250	3.00	December 21, 2010	131,250
131,250	1.88	December 21, 2010	131,250
8,750	4.80	April 27, 2012	8,750
87,500	4.80	June 28, 2012	87,500
50,000	3.00	June 18, 2013	50,000
43,750	1.88	June 17, 2014	43,750
933,750			933,750

10.	Stock-Based Compensation and Contributed Surplus

For the three month period ended March 31, 2010, the compensation cost for stock options granted totaled $1,924,000 (2009 - $551,117), which was included in the Consolidated Statements of Operations and Comprehensive Loss and Deficit,  and credited to contributed surplus.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
(Unaudited)
Three months ended March 31, 2010 and 2009

10.	Stock-Based Compensation and Contributed Surplus – continued

Contributed surplus is comprised of the following:

Amount
Balance at December 31, 2007	$26,615
Transfer to common shares on exercise of options – opening	(2,182)
Adjusted Balance at December 31, 2007	24,433
Stock-based compensation	3,120
Transfer to common shares on exercise of options	(1,064)
Balance at December 31, 2008	26,489
Fair value of agent’s warrants issued	5,732
Fair value of options issued in exchange for Stingray options (Note 3)	730
Stock-based compensation	5,364
Transfer to common shares on exercise of agent warrants	(2,494)
Transfer to common shares on exercise of options	(593)
Balance at December 31, 2009	$35,228
Stock-based compensation	1,924
Balance at March 31, 2010	$40,159

11.	Notes Payable – Secured Notes

On February 15, 2007, the Company completed an issuance of secured note units.  A total of 120,000 units (the “Units”) were sold at a price of $980 per unit for gross proceeds of $117,600,000. Each unit consisted of one secured note in the principal amount of $1,000 (the “Notes”) and 50 detachable common share purchase warrants.  The Notes bear interest at 11.5% per annum payable semi-annually in equal installments on June 30 and December 31 of each year.  The Notes mature on February 16, 2012, at which time the Company will be required to repay the principal amount of $120,000,000. The Notes are secured by the assets of the Company including the shares of its wholly-owned subsidiary Mercator Mineral Park Holdings Ltd. and the debt of its indirect wholly-owned subsidiary Mineral Park Inc. owed to the Company and rank senior to the Company’s other existing and future unsecured indebtedness (if any) and will have recourse to the assets of the Company.  The Notes may be redeemed by the Company any time three years after the closing date at a redemption price equal to $1,050 per note including accrued and unpaid interest.

Each detachable common share warrant entitles the holder to purchase one common share at a price of CDN$4.00 per share until February 16, 2012.

The Notes are governed by a Note Indenture which provides for among other things, restrictions on the Company engaging in transactions outside the ordinary course of business or engaging in material non arms length transactions and restricts the Company’s ability to incur additional indebtedness other than as prescribed.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
(Unaudited)
Three months ended March 31, 2010 and 2009

11.	Notes Payable – Secured Notes - continued

Additionally, in the event the earnings of the Company before interest, taxes, depreciation and amortization ("EBITDA") on a consolidated basis in any quarter beginning after March 31, 2009 does not exceed interest expenses under the Notes for that quarter, the Company will be obliged to repay to the holders of the Notes the lesser of its Free Cash Balance and 25% of the outstanding principal of the Notes, such payment to be made within 60 days of the end of such quarter. The total of all amounts repayable under the EBITDA provision will not exceed 25% of the original total principal of the Notes, and the 25% limit will apply on a cumulative basis during the term of the Notes.

"Free Cash Balance" is defined in the Note Indenture to mean, at a particular time, the cash and cash equivalents of the Company and its subsidiaries determined on a consolidated basis and in accordance with Canadian generally accepted accounting principles as of the most recently ended financial quarter of the Company, and for greater certainty, the following will be included in cash equivalents for this purpose (i) any evidence of indebtedness with a maturity of 180 days or less, (ii) certificates of deposit or acceptances with a maturity of 180 days or less, (iii) commercial paper with a maturity date of 180 days or less issued by a corporation that is not an affiliate of the Corporation, (iv) any money market deposit accounts, and (v) any repurchase agreements and reverse repurchase agreements. Subsequent to  December 31, 2009 the Company determined that it did not meet the EBITDA threshold under the Note Indenture for the quarter ended December 31, 2009 and has reclassified $30 million of the Notes as a current liability as at December 31, 2009, representing the prepayment obligation to noteholders for that quarter.  Effective March 31, 2010, the Company accepted commitments from a group of lenders for credit facilities totaling $130 million. The facilities are comprised of a $100 million term loan with a one year grace period and a five year amortization and a $30 million revolving credit facility repayable on the fourth anniversary, subject to an annual extension option at the lenders’ discretion and will be secured by the assets of Mineral Park Inc., a guarantee provided by Mineral Park Holdings Ltd. and subject to completion of loan and security documentation and customary conditions precedent to closing.  Upon closing the proceeds will be used to redeem the Notes.   Subsequent to the end of the period, the Company closed on the credit facilities, and concurrently issued the notice of redemption on May 6, 2010 of all of the outstanding Notes.

In accordance with the requirements of CICA handbook S3855, Financial Instruments – Recognition and Measurement, the Notes have been designated as other liabilities.  Furthermore the proceeds raised from the issuance of the Notes were allocated between the liability (notes) and equity (share purchase warrants) components using the residual method whereby the Company determined the fair value of the share purchase warrants and allocated the residual to the Notes. The Company used the Black-Scholes option pricing model to determine the fair value of the share purchase warrants using the Company’s historical prices and the following assumptions (i) risk-free interest rate of 3.79%, (ii) expected volatility of 79.7%, (iii) expected life of 5 years, and (iv) a dividend yield of Nil.

At the date of issuance of the Notes, the Company allocated $10,374,382 to the share purchase warrants (credited to contributed surplus), and $107,225,618 to the Notes. The amount allocated to the share purchase warrants and the difference between the redemption value and proceeds received ($2,400,000) represents a discount on the debt financing which is accreted to income over the term of the debt using the effective interest rate method.

In consideration for the agent’s services, the Company paid a cash commission of $4,800,000 plus $785,108 in legal, audit and consulting fees which have been expensed in the period as finance issuance costs in accordance with the Company’s accounting policy.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
(Unaudited)
Three months ended March 31, 2010 and 2009

11.	Notes Payable – Secured Notes - continued

The Notes payable and debt discount are summarized as follows:

	Face Amount	Discount	Carrying Value
Note payable – at December 31, 2007	$120,000	$10,649	$109,351
Accretion of debt discount	-	(2,490)	2,490
Notes payable – notes at December 31, 2008	120,000	8,159	111,841
Accretion of debt discount	-	(2,546)	2,546
Note payable – notes at December 31, 2009	$120,000	$5,613	$114,387
Accretion of debt discount	-	(637)	637
Note payable – notes at March 31, 2010	$120,000	$4,977	$115,024
Less: current portion			(30,000)
Long-term portion			$85,024

12.	Equipment Loans

	March 31, 2010	December 31, 2009
Equipment Loans
Equipment loans repayable by monthly blended pricipal and interest payments bearing interest rates ranging from 5.26% to 10.22% maturing at various dates ranging from September 1, 2010 to December 1, 2013	6,643	7,658
Current Portion	3,040	3,513
Long Term Portion	3,603	4,145

All term loans are collateralized by certain mining equipment.

Principal repayments over the remaining terms of the loans are:

Twelve months ended March 31, 2011	3,302
Twelve months ended March 31, 2012	2,461
Twelve months ended March 31, 2013	644
Twelve months ended March 31, 2014	236
$ 6,643

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
(Unaudited)
Three months ended March 31, 2010 and 2009

13.	Asset Retirement Obligation

The Company estimated its asset retirement obligation based on its understanding of the requirements to reclaim, decommission and clean up its Mineral Park Mine site. The Company estimated $3,277,000 (December 31, 2009 – $3,277,000) commencing in 25 (2009 – 9.75) years would be required to complete the retirement obligations given current operations. This change in the estimated amount of years required to complete the retirement obligation from 9.75 years to 25 years occurred as a result of the Mineral Park Mine expansion extending the life of the mine to 25 years. This change in estimate has been accounted for in accordance HB 1506 Accounting Changes, and has been recognized prospectively.

In determining the estimated initial present value of the obligation, a discount factor of 7.5% (2009 – 7.5%) (the credit-adjusted risk-free rate), and an inflation rate of 2.5% (2009 – 2.5%) were used. The Company’s retirement obligation related to the Mineral Park Mine was incurred when the Company initially acquired the facility in 2003; accordingly, amortization of the discount has been retroactively recalculated from 2003. As at March 31, 2010, the asset retirement obligation balance was $2,512,666 (December 31, 2009 – $2,512,666).

The asset retirement obligation accrual required management to make significant estimates and assumptions. Actual results could materially differ from these estimates. The liability for accrued asset retirement obligations is comprised as follows:

Amount
Balance, December 31, 2008	2 ,413
Accretion expense	100
Balance, December 31, 2009	$ 2 ,513
Accretion expense	25
Balance, December 31, 2009	$ 2 ,558

14.	Deferred Revenue

Effective June 23, 2009, the Company closed the previously announced agreement with an affiliate (“Silver Wheaton”) of Silver Wheaton Corp. for the sale of the life-of-mine silver production from Mercator's Mineral Park copper/molybdenum mine in Arizona. Under the agreement, Silver Wheaton’s affiliate has made an up-front payment of $42 million in cash to Mercator Barbados. Upon delivery of the silver, Silver Wheaton’s affiliate will then also pay Mercator Barbados in cash the lesser of the silver spot price or the Fixed Price. The Fixed Price is defined as $3.90 per ounce of silver (escalated by 1% per annum compounded starting in the fourth year of silver production). If the silver spot price is greater than the Fixed Price, an amount equal to the Fixed Price will be payable in cash for each ounce of refined silver sold and delivered by Mercator to Silver Wheaton. The difference between the silver spot price and the Fixed Price, which when multiplied by the number of ounces of refined silver, will be credited by Silver Wheaton against the $42 million upfront payment such as to reduce the uncredited balance of the deposit until the full amount of the original deposit has been credited and the remaining uncredited balance of the deposit is reduced to nil. After such time the silver purchase price will be the lesser of the Fixed Price and the silver spot price payable in cash.

If the Company has not achieved the Minimum Target Rate of 35,000 tons of ore per day average over a 30 day consecutive period, on or before June 30, 2010, Silver Wheaton shall have the right, upon written notice to and not in substitution for any other remedies available at law or equity, to demand repayment of the remaining balance of the $42 million upfront payment.  Subsequent to the end of the period, Silver Wheaton agreed to extend the deadline for the Company to satisfy the completion guarantee by one year.  Under the amendment the Company has until June 30, 2011 to meet the mill throughput requirements of an average 35,000 tons per day for 30 consecutive days.  Additionally, the Company has granted Silver Wheaton a right of first refusal on any future silver stream transaction

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
(Unaudited)
Three months ended March 31, 2010 and 2009

or royalty interest on silver produced from mining properties or concessions owned or leased by the Company and its affiliates.

During the three month period ended March 31, 2010, 36,734 ounces (2009 – 11,178.5 ounces) of silver was produced from the Mineral Park Mine and delivered by Mercator Barbados for credit to Silver Wheaton. In total $131,510 (March 31, 2009 - $40,019) of deferred revenue was recognized in income during the three month period ended March 31, 2010.

15.	Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements include $20,595 (March 31, 2009 - $15,325) of legal services rendered by a law firm, of which a director of the Company is a partner. This above-noted transaction was measured at the exchange value which was the amount of consideration established and agreed to by the related parties.

16.	Financial Instruments

a)	Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, marketable securities, accounts receivable, environmental and land reclamation bonds, accounts payable and accrued liabilities, equipment loans and notes payable.

The fair values of cash and cash equivalents, receivables, accounts payable and accrued liabilities, approximate carrying value because of the short term nature of these instruments. The fair value for the equipment loans and net proceeds interest approximates book value using current rates of interest. Based on market prices, the fair value of the secured notes payable on March 31, 2010 was $126,120,000 (December 31, 2009 – $123,600,000).

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

	March 31, 2010		December 31, 2009
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents	$57,644		$62,185
Land reclamation bond		1,331		1,324
Environmental bond		2,140		2,134
Marketable securities	505		299
	$58,149	$3,471	$62,484	$3,458

The Company does not have Level 3 inputs as described in the Company’s accounting policies.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
(Unaudited)
Three months ended March 31, 2010 and 2009

16.	Financial Instruments - continued

b)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company is primarily exposed to credit risk on cash held by financial institutions; however, it also arises on accounts receivable. Credit risk exposure is limited through maintaining its cash and equivalents with high-credit quality financial institutions. In addition to mitigate exposure to credit risk on accounts receivables, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds. The Company operates in the United States, and the majority of the Company’s expenses and sources of cash are denominated in US dollars. As at March 31, 2010 there were no material amounts overdue or impaired.

Liquidity Risk

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. As at March 31, 2010, the Company had positive working capital of $27.73 million (December 31, 2009 –$40.951 million).

The Company anticipates incurring substantial expenditures to further its capital development programs, particularly those related to the completion of Second Stage of the Phase 4 Expansion at its Mineral Park Mine as well as commencement of development of the El Pilar Property acquired as part of the Stingray acquisition (see Note 3).

The Company’s cash flow from operating activities and cash on hand may not be sufficient to satisfy its current obligations and meet the requirements of its capital investment programs and could potentially result in covenant breaches in respect of long-term debt. The continued existence of the Company is dependent upon its ability to generate profitability from the new mill at its Mineral Park Mine and to meet its obligations as they become due. The Company intends to finance the future payments required for its capital projects and continued operations from cash flow from operations. Accordingly, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all, at that future date.

Prudent management of liquidity risk requires the regular review of existing and future covenants to meet expected expenditures and possible contingencies.  The Company believes that profits generated from the new mill at its Mineral Park Mine and external financing will be sufficient to meet its financial obligations and become compliant again on its existing equipment loans (Note 12), with covenants on the Notes (Note 11) and the servicing of the credit facilities.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
(Unaudited)
Three months ended March 31, 2010 and 2009

16.	Financial Instruments - continued

b)	Financial Instrument Risk Exposure and Risk Management - continued

A quantitative maturity analysis of non-derivative financial liabilities at March 31, 2010 to the contractual maturity dates are as follows:

	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Accounts payable	$26,305	$-	$-	$-
Equipment loans	3,302	3,340	-
Notes payable	30,000	90,000
Total	$59,607	$93,340	$-	$-

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk, and commodity price risk.

Foreign Currency Risk - The Company’s operations in Canada and the United States make it subject to foreign currency fluctuations. The Company’s operating expenses are incurred in United States dollars (“US dollars”) and Canadian dollars, and the fluctuation of the US dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company’s mineral leaching, electro-winning, and transportation costs as well as a majority of other operating and administration costs are primarily incurred in US dollars while some administration and most share issuance costs are denominated in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

b)	Financial Instrument Risk Exposure and Risk Management - continued

Interest Rate Risk - In respect of financial assets, the Company’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates affect the value of cash equivalents. In respect of financial liabilities, the secured notes are not subject to interest rate risk given the fixed rate of 11.5% per annum. The various credit facilities, as disclosed in Note 11, are similar and not subject to interest rate risk given the fixed rate of interest on each credit facility.  The fair value of fixed-rate debt fluctuates with changes in market interest rates, but unless the Company makes a prepayment, the cash flows on interest bearing debt denominated in US dollars do not fluctuate.

17.	Capital Management

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in shareholders’ equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. Under its credit facilities, the Company must meet certain covenants (Note 11). The Company is not subject to externally imposed capital requirements.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
(Tabular amounts in thousands, Stated in US Dollars)
(Unaudited)
Three months ended March 31, 2010 and 2009

18	Subsequent Events

Subsequent to March 31, 2010, the Company closed on the previously announced credit facilities totaling $130 million, and concurrently issued the notice of redemption on May 6, 2010 of the outstanding 11.5% Senior Secured Notes due February 16, 2012. The Credit Facilities are comprised of a US$100 million term loan with a one year grace and a five year equal quarterly amortization commencing March 31, 2011 and a final maturity date of March 31, 2016 and a US$30 million revolving credit facility repayable on the fourth anniversary, subject to an annual extension option at the Lenders’ discretion.  The Credit Facilities are secured by a guarantee provided by the Company’s wholly owned subsidiary Mercator Mineral Park Holdings Ltd. and include mandatory prepayments based on a variable participating interest in free cash flow capped at a maximum of $30 million as well as other terms, conditions and covenants customarily associated with mining credit facilities.  Pricing is initially set at Libor+4.5% per annum with grid pricing tied to the debt service coverage ratio following the first scheduled repayment of the term loan and completion of Phase II expansion to 50,000tpd.  The proceeds of the Credit Facilities were used to repay the Notes (note 11).

Subsequent to March 31, 2010 the Company issued 56,875 shares as a result of 56,875 agent warrants being exercised at CDN$1.15.